Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 21, 2021, MacKenzie Partners, Inc., acting as proxy solicitor on behalf of Apex Technology Acquisition Corporation (the “Company”) in connection with the Company’s upcoming special meeting of stockholders to be held on June 30, 2021 (the “Special Meeting”), sent the below letter to certain holders of record of the Company’s common stock in order to encourage such stockholders to vote their shares in the Special Meeting.

1407 Broadway 27th Floor, New York, NY, 10018 Tel: 212-929-5500 Fax: 212-929-0308 Email: proxy@mackenziepartners.com New York London Los Angeles Palo Alto

Please Contact MacKenzie Partners Today

To Vote Your Apex Technology Acquisition Corp. Shares!

June 21, 2021

Dear Apex Stockholder:

The Special Meeting of Stockholders of Apex Technology Acquisition Corporation is scheduled to be held on June 30, 2021.

It is very important that all stockholders have their voices heard. We urge you to please vote your Apex shares today. You may do so by contacting MacKenzie Partners toll-free at 1-888-410-7851. MacKenzie has been engaged by Apex to assist in gathering the votes at the Special Meeting.

No matter how many shares you hold, your vote is very important. Please contact MacKenzie Partners today so that we may assist in processing your vote – this will only take a few minutes of your time.

MacKenzie’s team of representatives can be reached toll-free at 1-888-410-7851.

You may also contact us with your voting instructions via email at: proxy@mackenziepartners.com. Here is a sample email:

Please let this email serve as my authorization to vote my_____ shares of Apex Technology Acquisition

Corporation stock as follows:

1.	FOR the Business Combination.

2a.	FOR changing Apex’s name to AvePoint, Inc.

2b.	FOR increasing the number of authorized shares of common and blank check preferred stock

2c.	FOR requiring that stockholders only act at annual and special meetings of the corporation and not by written consent.

2d.	FOR eliminating the current limitations in place on the corporate opportunity doctrine.

2e.	FOR increasing the required vote thresholds for stockholders approving amendments to the certificate of incorporation and bylaws to 66 2/3%.

2f.

FOR approving all other changes, including eliminating certain provisions related to special purpose acquisition corporations that will no longer be relevant following consummation of the Business Combination.

3.	FOR approving the AvePoint, Inc. 2021 Equity Incentive Plan.

4.	FOR approving the AvePoint, Inc. 2021 Employee Stock Purchase Plan.

5a.	FOR issuing Apex common stock to AvePoint’s equityholders in connection with the merger pursuant to the Business Combination Agreement.

5b.	FOR issuing Apex common stock to investors in the PIPE.

6.	FOR approving the adjournment of the Special Meeting if necessary.

The shares are registered in the name of ______________________.

Sincerely,

MacKenzie Partners, Inc.

Toll-Free at 1-888-410-7851

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Apex Technology Acquisition Corporation (“APXT”) and AvePoint, Inc. (“AvePoint”). In connection with the proposed transaction, APXT has filed a registration statement on Form S-4 with the SEC, which also includes a document that serves as a prospectus and proxy statement of APXT, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent all APXT shareholders. APXT will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of APXT are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by APXT through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

APXT and its directors and officers may be deemed participants in the solicitation of proxies of APXT’s shareholders in connection with the proposed transaction. APXT’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of APXT in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.